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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2002

Enel Società per Azioni
Viale Regina Margherita 137
00198, Rome
Italy

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐            No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

        Certain of the information included in this Report is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. The Company's core business includes the generation, transmission, distribution and supply of electricity. Moreover, in recent years, the Company has diversified its activities entering into other sectors, such as telecommunications, gas and water distribution, Internet-related businesses and other communication services. The Company's outlook is predominately based on its interpretation of what it considers to be the key economic factors affecting its businesses. Forward-looking statements with regard to the Company's businesses involve a number of important factors that are subject to change, including: the many interrelated factors that affect customers' demand, including general economic conditions, industry trends, and increased competition in each of the Company's markets; the Company's ability to implement successfully its cost reduction program; the Company's intention to develop new businesses or expand non-core businesses; future capital expenditure and investments; legislation, particularly that relating to the regulation of the markets for electricity and other public utility services, tariff regimes, the environment, trade and commerce and infrastructure development; the actions of competitors in various industries in which the Company competes; production difficulties, including capacity and supply constraints; labor relations; interest rates and currency exchange rates; political and civil unrest; and other risks and uncertainties.

        The information included in this Report has been given to Commissione Nazionale per le Società e la Borsa (CONSOB), the Italian public authority regulating Italian capital markets, and/or to Borsa Italiana S.p.A., the company owning and managing the Mercato Telematico Azionario, the Italian automated screen-based trading system on which the ordinary shares of Enel Società per Azioni are listed, or is otherwise furnished pursuant to General Instruction B to the General Instructions to Form 6-K.

        Table of contents:

  •
  Press Release dated November 14, 2002;

  •
  Press Release dated November 27, 2002;

  •
  Report on the 3rd Quarter of 2002.

Press Release

ENEL SUCCESSFULLY RENEWS 5 BILLION EURO REVOLVING CREDIT FACILITY
With the participation of 20 foreign and 8 Italian banks. Oversubscribed by 25%.

        Rome, November 14, 2002—Enel S.p.A. (ratings A+ from S&P, A1 from Moody's and AA- from Fitch) today signed a revolving credit facility of 5 billion euros.

        The syndication, led by Mediobanca and JP Morgan, met with full success on the market and was more than 25% oversubscribed. In total, 28 banks participated, 8 Italian and 20 foreign. The facility has a maturity of 364 days and an "all in cost", if 100% utilized, amounting to Euribor +0.33%, or about 7 basis points below that of the expiring facility, which was for the same amount and maturity.

        Enel's consolidated net debt as of September 30, 2002, was 23,377 million euros, down by 2.3% from June 30, 2002. Over the same period, short term debt fell 11% to 6,856 million euros.

Press Release

        Rome, November 27, 2002—Enel categorically denies the press rumors regarding a possible tender offer for the share capital of Union Fenosa.

Report on the 3rd Quarter
of 2002

Contents

Highlights	8
The Enel Group	10
Highlights of the new strategic plan	11
Key events	12
Summary of operations and outlook	15
Form and content of the Consolidated Financial Statements	22
Consolidated Income Statement	23
Consolidated Balance Sheet	24
Reconciliation between reported and restated accounts	25
Financial review	26
Results by Business Area	35
Generation and Energy Management	36
Networks and Sales	40
— Electricity	40
— Gas	44
Terna	46
WIND	47
Parent Company and Other Activities	49

Highlights

Enel Group

3rd Quarter				First nine months
2002	2001			2002	2001
			Income data (in millions of euro)
7,292	7,264	(1)	Revenues	21,696	22,021	(1)
1,925	1,970	(1)	Gross operating margin	5,794	6,336	(1)
712	749	(1)	Operating income	2,160	2,740	(1)
18	536	(1)	Net income	1,393	1,524	(1)
			Financial data (in millions of euro)
			Gross capital employed	48,219	48,350	(2)
			Net capital employed	43,627	44,206	(2)
			Total financial debt	23,377	23,932	(2)
			Shareholders' Equity including minority interests	20,250	20,274	(2)
1,669	2,262		Cash flow from operations	3,762	4,907
			Per share data (euro)
—	0.09	(1)	Net income per share	0.23	0.25	(1)
0.32	0.32	(1)	Gross operating margin per share	0.96	1.05	(1)
0.12	0.12	(1)	Operating income per share	0.36	0.45	(1)
			Net equity per share	3.33	3.32	(2)
			Operating data
48.1	52.4		Domestic electricity sales on the free and regulated market (TWh)	144.9	156.0
22.8	19.1		Electricity transported for the free market in Italy (TWh)	67.2	55.4
35.6	34.2	(1)	Net electricity generated in Italy (TWh)	112.0	111.9	(1)
			Employees at period end (n.)	72,764	73,068	(2)
			Market indicators
			Average Brent oil price ($/b)	24.4	26.2
			High-sulfur content fuel oil average price ($/t)	131.7	121.0
			Average $/exchange rate	0.928	0.896
			Six-month Euribor rate	3.46%	4.43%

(1)
Figures relate to the Restated Consolidated Income Statement that excludes Elettrogen and Valgen (sold in 2001) from January 1, 2001 and Eurogen from July 1, 2001; figures relating to Infostrada are included starting January 1, 2001. The impact of the acquisition of Infostrada and the disposal of Elettrogen and Valgen on the amortization of consolidation differences and on financial charges are also reflected.

(2)
At June 30, 2002.

Business Areas

Gross operating margin by business area

3rd Quarter				First nine months
2002	2001 restated	% Change	In millions of euro	2002	2001 restated	% Change
178	424	–58.0%	Generation and Energy Management	1,665	2,691	–38.1%
1,365	1,235	10.5%	Networks and Sales	3,046	2,832	7.6%
88	118	–25.4%	Terna	363	353	2.8%
171	17	—	WIND	403	(115)	—
123	176	–30.1%	Parent Company and Other Activities	317	575	–44.9%

1,925	1,970	–2.3%	Total	5,794	6,336	–8.6%

Operating income by business area

3rd Quarter				First nine months
2002	2001 restated	% Change	In millions of euro	2002	2001 restated	% Change
(137)	125	—	Generation and Energy Management	653	1,753	–62.7%
1,015	810	25.3%	Networks and Sales	2,044	1,567	30.4%
25	56	–55.4%	Terna	175	173	1.2%
(229)	(327)	–30.0%	WIND	(771)	(1,120)	–31.2%
38	85	–55.3%	Parent Company and Other Activities	59	367	–83.9%

712	749	–4.9%	Total	2,160	2,740	–21.2%

The Enel Group

Highlights of the new strategic plan

        At its meeting of September 12, 2002, Enel's Board of Directors examined and reviewed the main guidelines of the new strategic and industrial plan of the Group.

        According to the new plan, the Group will focus on its energy core businesses (electricity and gas), reviewing its diversification policy case by case and devoting strong attention to efficiency improvements. Growth opportunities will be carefully evaluated and taken into consideration only when deemed strategically important and individually profitable.

Generation and Energy Management

        The main objectives set by the plan are represented by the achievement of a cost efficiency leadership and selective international growth.

        The conversion of generation plants will bring the generation capacity of hydroelectric plants and thermal plants operated on low-cost fuels (coal and Orimulsion) and high efficiency plants (turbogas combined-cycle technology) from the current 50%, to about 75% of total installed capacity. This will result in lower production costs that will decline below those of new operators coming on the market.

        International expansion opportunities will be carefully evaluated, exploiting those that are immediately able to generate profits. Strong attention will be devoted to European countries that are interconnected to the Italian network and to the Iberian Peninsula, in which Enel is already present. Opportunities for growth at the international level in the field of renewable sources, in which Enel is already the leading company with 2,500 MW of installed capacity, will be carefully evaluated.

Networks

        The Enel Group is today among the most efficient operators in Italy in the management of electricity and gas distribution networks. In 2001, Enel Distribuzione was the only operator to exceed qualitative standards set by the Authority. Further efforts will in any case be devoted to an improvement in operating standards, both in terms of costs and service quality.

Sales

        The liberalization of energy markets represents a great opportunity for the Enel Group, thanks to its strong name, a capillary commercial network present on the national territory and the combined offer of electricity and gas to customers in non-regulated markets.

WIND

        WIND will continue to develop the offer of integrated services with the objective of taking advantage of opportunities offered by a market that is progressively opening up (number portability and unbundling of the local loop).

        Enel will support WIND until it has reached financial independence, expected to be achieved within two years. At such time, it will evaluate options to maximize the value of the investment in the interest of its shareholders.

Services

        All the activities that are not part of the Group's core business and those in the telecommunications sector were grouped in a single area, in view of a streamlining of the organization.

Key events

Agreement with Gazprom for the supply of Russian gas

        On July 3, 2002, Enel.FTL and Russian company Gazprom signed a 20-year agreement for the supply, starting in 2005, of 3 billion cubic meters of Russian gas. The operation is part of Enel's strategy for the diversification and direct supply of gas from producing countries, with the object of importing directly within five years 18 billion cubic meters of gas to be used in its thermal generation plants and sold on the Italian market.

New organizational structure of the Group

        On July 5, 2002, the Enel Group adopted a new organizational structure providing for the division of Group companies in five areas. The new structure is aimed at increasing the focus and specialization of the Group's businesses. The Parent Company retains its role in setting strategies and main operating decisions, while the management of day-to-day operations is entrusted to individual business areas: Generation and Energy Management, Networks, Sales, WIND, Services and Other activities.

Inauguration of the Italy-Greece interconnection power line

        On July 9, 2002, the underwater power line linking Italy and Greece was inaugurated. The power line is 163 kilometers long and was laid at depths of up to 1,000 meters. The project, developed and completed by Enel, involved an investment of euro 339 million, 40% of which financed by the European Union. Enelpower was the lead engineering company of the project. The management of the power line was entrusted to the ISO, while its ownership remains in the hands of Enel, through subsidiary Terna.

Inauguration of the 500th Enel.si store

        One year after the opening of the first store, on July 26, 2002, Enel.si inaugurated in Livorno its 500th store. The company plans to reach 2,500 sales points by 2004. Enel.si stores offer a wide range of innovative services and products aimed at households and businesses in the field of electrical equipment installation, air conditioning, security, rational use of energy and domotics.

Conclusion of the arbitration between Enel and AGSM Verona

        The arbitration between Enel and AGSM Verona for the sale of the electricity distribution networks in the municipal territories of Verona and Grezzana, in compliance with the Bersani Decree, was concluded in July 2002 with a valuation of about euro 108 million. The distribution networks serve 90,000 customers and extend over 1,800 kilometers. The sale is expected to take place at the beginning of December 2002.

Reaching of a protocol of intents with Assopetroli

        On July 31, 2002, Enel Green Power and Conphoebus signed a protocol of intents with Assopetroli, the association representing about 1,000 suppliers of energy products. According to the protocol, companies involved will promote the use of renewable sources both at plants owned by the companies and with its customers.

Government tariff freeze

        On August 31, 2002, the Italian Government suspended the planned increase in electricity tariffs. The measure will result in a loss of revenues and a reduction in margins for the Enel Group in the three months of its validity (September–November 2002) of about euro 40 million. A Decree of the President of the Council of Ministers approved on October 31, 2002, entrusts the Authority to define the methods for the update of tariffs, limited to variable cost components, minimizing the impact of inflation and safeguarding the profitability of electricity producers.

Growth of Enel Green Power in the wind generation sector

        In September 2002, Enel Green Power announced the construction of nine wind power plants in Sicily, Sardinia, Basilicata and Molise. The new plants have an expected production capacity of 300 million kWh, capable to satisfy demand of about 130,000 families and allowing to save about 70,000 tons of fuel per year.

Acquisition of "BLU"

        On October 7, 2002, WIND concluded the final sale contract for the acquisition of a branch belonging to BLU, the fourth Italian mobile telecom operator. WIND will receive a business unit represented by BLU's current customer base, its trademark, part of the company's employees, about 260 BTSs, six stores and the Palermo call center. The breakup of BLU involved the redistribution, on the part of the Ministry of Communications, of frequencies currently used by the operator (in 5 MHz blocks) to the companies participating in the operation (WIND and other domestic mobile operators). The sale agreement is subject to the approval of competent Authorities and has recently been authorized by the European Commission.

        The sale agreement provides for a provisional price of about euro 160 million to be paid by WIND for the transfer of 1.9 million registered customers (of which about 700,000 active customers), 260 BTSs, part of information and network systems, the Palermo call center, six stores and exclusive rights to the BLU trademark. Information systems and core networks may be unconditionally resold by WIND to BLU (acquired after its breakup by Telecom Italia Mobile) at the end of the customer migration phase, at a preset price of euro 20 million. The assignment of a 5 MHz block of GSM 1,800 frequencies does not imply an additional charge for WIND.

        The final price for the purchase will in any case be set through final adjustments made based on sales for the 30 days prior to the reaching of the agreement and a due diligence procedure on the business unit purchased, expected to be carried out in the short term.

Sale of Interpower

        On October 18, 2002, Enel received a binding offer for the acquisition of Interpower. Subsequently, in agreement with the Ministry of the Economy and of Finance and the Ministry of Industry, Enel requested to the sole bidder to improve its offer.

Start of procedures for the sale of Enel Real Estate, Ape and Sfera

        In application of the new business plan, on October 24, 2002 Enel's Board of Directors authorized the start of procedures for the possible disposal of subsidiaries Enel Real Estate, Ape and Sfera.

        Through the support of financial consultants, Enel will hold in the immediate future direct negotiations for the disposal of the subsidiaries, through the solicitation of manifestations of interest, also limited to individual segments. Relationships between the Enel Group and subsidiaries sold will be maintained through individual service contracts.

Sale of the urban electricity distribution network to AEM Milano

        On October 29, 2002, Enel and AEM Milano signed an agreement providing for the disposal, effective November 1, 2002, of electricity distribution networks for the municipal territories of Milan and Rozzano (385,000 customers served by 4,500 kilometers of medium- and low-voltage power lines). The sale took place at the price set on March 31, 2001 by the arbitration panel, amounting to euro

424 million. Litigation is still pending at the Milan Court following the appeal made by Enel against the value determined by the Arbitration Panel with regards to the business sold.

        Enel and AEM have however expressed their mutual availability to look for an out-of-court settlement.

Summary of operations and outlook

Demand for electricity in Italy

        In the 3rd Quarter of 2002, demand for electricity in Italy was equal to 75,974 million kWh, up 1.3% on the same period in 2001, registering a lower growth than in the first six months of the year, in which demand for electricity grew by 2.2%.

        In the first nine months of the year, domestic demand for electricity increased by 1.9% over the same period in 2001.

Domestic electricity flows (source: ISO)

3rd Quarter				First nine months
			In millions of kWh
2002	2001	Change		2002	2001	Change
67,498	67,064	0.6%	Net electricity generation	202,573	199,020	1.8%
11,001	10,025	9.7%	Net imports	36,404	34,606	5.2%
78,499	77,089	1.8%	Electricity delivered to the network	238,977	233,626	2.3%
(2,525)	(2,090)	20.8%	Pumping consumption	(7,911)	(6,918)	14.4%
75,974	74,999	1.3%	Electricity absorbed by the network	231,066	226,708	1.9%

        Net electricity generation for the 3rd Quarter of 2002 grew by 0.6% over the same period in 2001. The increase in demand was met primarily through imports of electricity, increasing by 9.7% on the same period in 2001.

        Net electricity generation for the first nine months of the year increases by 1.8% primarily due to the contribution of thermal generation (up 8.5%), offsetting the lower contribution of hydroelectric generation (down 22.2%) caused by the low water supply in the first half of 2002.

        A total of 84.2% of electricity demand for the first nine months of the year was covered through electricity generated in Italy, while electricity imports for the period represented 15.8% of the total. Thermal electricity provided 67.6% of total electricity needs, hydroelectric power 14.8%, while geothermal and wind generated electricity represented 1.8% of total needs. Imports increased by 5.2%, partly as a result of the upgrade of a number of interconnection lines allowing to increase maximum interconnection capacity from September 2001.

Results of the Enel Group

Generation and sale of electricity

3rd Quarter 2002—Domestic electricity flows on the Enel network

	3rd Quarter
					3rd Quarter
In millions of kWh		2001 restated
	2002		Change		2001
Net electricity generation:
Thermal	27,372	25,456	1,916	7.5%	33,810
Hydroelectric	7,214	7,734	(520)	–6.7%	8,654
Geothermal	1,048	1,034	14	1.4%	1,034
Other sources	11	5	6	120.0%	7

Total net electricity generation	35,645	34,229	1,416	4.1%	43,505

Sales of generation companies	5,066	1,160	3,906	336.7%	1,226
Electricity purchases:
from domestic producers	9,148	10,123	(975)	–9.6%	1,459
from foreign producers	5,576	6,054	(478)	–7.9%	6,054
from the ISO	8,510	9,113	(603)	–6.6%	8,567

Total purchases	23,234	25,290	(2,056)	–8.1%	16,080

Electricity sales:
Regulated market
High-voltage	4,403	5,974	(1,571)	–26.3%	5,974
Medium-voltage	9,649	13,300	(3,651)	–27.5%	13,300
Low-voltage	26,309	25,882	427	1.6%	25,882

Total regulated market	40,361	45,156	(4,795)	–10.6%	45,156

Free market
High-voltage	3,822	4,504	(682)	–15.1%	4,504
Medium-voltage	3,949	2,663	1,286	48.3%	2,663
Low-voltage	9	41	(32)	—	41

Total free market	7,780	7,208	572	7.9%	7,208

Total electricity sales	48,141	52,364	(4,223)	–8.1%	52,364

Electricity transported on Enel Distribuzione's networks	63,149	64,213	(1,064)	–1.7%	64,213

        Figures for the 3rd Quarter of 2001 have been restated to exclude net generation of Elettrogen and Eurogen, reclassified among purchases from domestic suppliers. Previously reported figures relating to the operating perimeter at the date of publication are shown in the last column.

        Electricity transported on Enel Distribuzione's network represents the sum of electricity sold directly to regulated market customers and electricity destined to the free market channeled on the network. Starting on January 1, 2002, the transport of electricity is remunerated at a unified rate, without distinction as to the final customer.

        Sales on the free and regulated market decline by 8.1%. Sales on the regulated market decline by 10.6%, concentrated in the high- and medium-voltage segment, due primarily to the opening up of the market and the sale of the Turin distribution network (at the end of 2001).

        Sales on the free market increase by 7.9% over the 3rd Quarter of 2001, thanks to the strong increase in medium-voltage sales (up 48.3%). The decline in high-voltage sales to free market customers, down 15.1%, resulted from the possibility offered to final users, as established by Authority Resolution no. 317/2001, to acquire electricity generated by plants falling under the incentives of CIP Resolution 6/92, and part of electricity imported, at auctions held by the ISO.

        Total electricity transported on Enel Distribuzione's network amounts to 63,149 million kWh, declining slightly on the 3rd Quarter of 2001 (64,213 million kWh), signaling that the decline in the amount of electricity sold resulting from the opening up of the market is offset almost in full by electricity transport.

        Net domestic electricity generation of the Enel Group for the quarter is equal to 35,645 million kWh, up on comparable terms by 4.1% on the same period in 2001. In the 3rd Quarter of 2002, hydroelectric generation declined (down 6.7%, 520 million kWh) due to the lower water supply. The decline was offset almost in full by the increase in thermal electricity generation (up 7.5%, 1,916 million kWh). Sales made directly by generation companies increase from 1,160 million kWh in the 3rd Quarter of 2001, to 5,066 million kWh for the same period in 2002 due primarily to higher amounts of electricity withdrawn from the network by free market operators.

First nine months of 2002—Domestic electricity flows on the Enel network

	First nine months				First nine months
In millions of kWh		2001 restated
	2002		Change		2001
Net electricity generation:
Thermal	88,101	81,311	6,790	8.4%	95,951
Hydroelectric	20,732	27,334	(6,602)	–24.2%	30,362
Geothermal	3,146	3,197	(51)	–1.6%	3,197
Other sources	32	17	15	88.2%	20

Total net electricity generation	112,011	111,859	152	0.1%	129,530

Sales of generation companies	12,154	4,177	7,977	191.0%	4,396
Electricity purchases:
from domestic producers	20,924	19,157	1,767	9.2%	2,251
from foreign producers	16,885	18,681	(1,796)	–9.6%	18,681
from the ISO	23,722	27,810	(4,088)	–14.7%	27,264

Total purchases	61,531	65,648	(4,117)	–6.3%	48,196

Electricity sales:
Regulated market
High-voltage	12,930	15,102	(2,172)	–14.4%	15,102
Medium-voltage	30,908	41,505	(10,597)	–25.5%	41,505
Low-voltage	78,631	79,127	(496)	–0.6%	79,127

Total regulated market	122,469	135,734	(13,265)	–9.8%	135,734

Free market
High-voltage	11,286	12,866	(1,580)	–12.3%	12,866
Medium-voltage	11,168	7,368	3,800	51.6%	7,368
Low-voltage	18	44	(26)	–59.1%	44

Total free market	22,472	20,278	2,194	10.8%	20,278

Total electricity sales	144,941	156,012	(11,071)	–7.1%	156,012

Electricity transported on Enel Distribuzione's networks	189,674	191,133	(1,459)	–0.8%	191,133

        Figures for the first nine months of 2001 have been restated to exclude net generation of Elettrogen and Eurogen (sold respectively on September 20, 2001 and June 1, 2001) for the whole nine months, and that of Eurogen for the 3rd Quarter, reclassified among purchases from domestic suppliers. Previously reported figures relating to the operating perimeter at the date of publication are shown in the last column.

        In the first nine months of 2002, domestic electricity sales of the Enel Group declined by 7.1% on the same period in 2001. In absolute terms, sales on the regulated market declined by 13,265 million kWh, partly compensated by the 2,194 million kWh increase in sales on the free market. Total electricity transported on Enel Distribuzione's network amounts to 189,674 million kWh, slightly less than in 2001 (191,133 million kWh). Net generation for the first nine months of 2002 (112,011 million kWh) is in line with that for the same period in 2001 (111,859 million kWh). Hydroelectric generation in the first nine months of the year declines (down 24.2%) due to the low water supply in the first half of 2002, while thermal generation grew by 8.4%.

        Sales made directly by generation companies increase by 7,977 million kWh (up 191.0%) over the first nine months of 2001.

Operating performance

        Gross operating margin for the 3rd Quarter of 2002 amounted to euro 1,925 million, slightly lower that for the same period in 2001 (euro 1,970 million) on the basis of the restated income statement. The gross operating margin of WIND improved by euro 154 million, while that of the Networks and Sales areas grew by euro 130 million, improving on the performance recorded in the first six months of the year. Margins of the Generation and Energy Management area decline (down euro 246 million), similarly to margins recorded by Terna (down euro 30 million) and the Parent Company and Other Activities area (down euro 53 million).

        WIND benefited from a growth in revenues (up 19.2%) resulting from higher traffic in all segments in presence of constant costs.

        The Networks and Sales areas were positively affected by an improvement in the margin on the sale and transport of electricity and a reduction in operating costs.

        Generation and Energy Management costs were affected by a number of factors, among which the elimination in 2002 of the ¢ 0.31 per kWh bonus recognized only in 2000 and 2001 as a contribution to electricity generation for energy destined to the regulated market, resulting in a euro 88 million reduction in revenues, and the introduction in 2002 of the "green certificates" mechanism, resulting in charges amounting to euro 50 million. Revenues for the 3rd Quarter of 2002 are affected also by lower contributions on past years' generation by plants falling under the incentives of CIP Regulation 6/92, down euro 64 million. Lower spread between the tariff component aimed at covering the cost of fuel and the actual cost of the same, was equal to euro 73 million. The sector benefited from the increase in margins generated by international operations (up euro 41 million), of which euro 39 million relating to the Viesgo Group, acquired at the beginning of 2002.

        Terna's gross operating margin for the quarter was affected by the introduction in 2002 of a new tariff mechanism based on different prices along the year.

        The remaining activities were affected by lower margins generated by the Parent Company on the import of electricity (down euro 56 million).

        Operating income declines from euro 749 million in the 3rd Quarter of 2001, to euro 712 million in the current quarter (down 4.9%), while depreciation, amortization and accruals for the two periods were in line.

        Group net income is equal to euro 18 million, as compared with euro 536 million in the 3rd Quarter of 2001, also on a restated basis. The decrease is due to the change registered in extraordinary items, equal to positive euro 212 million in the 3rd Quarter of 2001, as compared with negative euro 82 million in the period under review, in addition to higher income taxes (up euro 171 million) resulting from changes in tax regulations and other factors arising in the 3rd Quarter.

        Gross operating margin for the first nine months of 2002 amounted to euro 5,794 million, declining by euro 542 million (down 8.6%) on the same period in 2001. The gross operating margin of WIND improved by euro 518 million, while that of the Networks and Sales areas grew by euro 214 million.

        The margin of the Generation and Energy Management area declined (down euro 1,026 million), similarly to margins recorded by Other activities (down euro 248 million, of which euro 216 million relating to electricity imports). Generation and Energy Management experienced regulatory changes regarding the elimination of the ¢ 0.31 per kWh bonus, the "green certificates" system and electricity transport fees as well as the tariff freeze. These resulted in a reduction of euro 445 million, while lower nonrecurring income (lower contributions on past years' generation of plants falling under the incentives provided by CIP Regulation 6/92 and reversal of the stranded cost accrual carried out in 2001) resulted in a reduction of euro 265 million. External factors negatively affecting hydroelectric generation in the first half of 2002 and the lower spread between fuel costs and the related tariff component, reduced gross operating margin by about euro 500 million. International operations provided a positive contribution of euro 130 million, of which euro 111 million relating to the Viesgo Group, acquired at the beginning of 2002.

        Operating income amounts to euro 2,160 million, declining by euro 580 million (down 21.2%).

        The net financial expense increases by euro 105 million due to higher average debt. Net extraordinary income amounts to euro 415 million, up euro 174 million. The improvement is due to the capital gain realized on the disposal of Eurogen (euro 2,340 million), partly offset by the euro 1,511 million write-down of WIND goodwill.

        Income taxes decline by euro 455 million on the first nine months of 2001, on a restated basis, due primarily to the capital gain on the disposal of Eurogen on which a lower substitute tax rate applies.

        Group net income for the first nine months of 2002 amounts to euro 1,393 million, as compared with euro 1,524 million in the same period in 2001, also on a restated basis, declining by euro 131 million (down 8.6%).

        Cash flow from operations for the 3rd Quarter of 2002 amounts to euro 1,669 million, declining by euro 593 million on the same period in 2001. In the first nine months of 2002, cash flow from operations amounted to euro 3,762 million, against euro 4,907 million in the same period in 2001, in line with the performance for the quarter.

        Cash flows for the 3rd Quarter of 2002 are positive by euro 555 million, allowing to contain the growth in debt in the first nine months of 2002 to euro 1,447 million.

        Net capital employed at September 30, 2002 amounts to euro 43,627 million (euro 44,206 million at June 30, 2002), while total financial debt is equal to euro 23,377 million, declining by euro 555 million on June 30, 2002. Total Shareholders' Equity (Group and minority interests) at September 30, 2002 amounts to euro 20,250 million, down euro 24 million on June 30, 2002. The debt to equity ratio is equal to 1.15, as compared to 1.18 at June 30, 2002.

        At September 30, 2002 the Group had 72,764 employees, 0.4% less than at June 30, 2002.

Headcount by business area

No. of employees	At September 30, 2002	At June 30, 2002	Change	At December 31, 2001
Generation and Energy Management	13,690	13,756	(66)	15,046
Networks and Sales	40,966	41,193	(227)	39,629
Terna	3,189	3,203	(14)	3,214
WIND	8,226	8,261	(35)	8,428
Parent Company	537	542	(5)	534
Services and Other Activities	6,156	6,113	43	5,810

Total	72,764	73,068	(304)	72,661

        Capital expenditure (on tangible and intangible assets) for the 3rd Quarter of 2002 amounts to euro 1,107 million, and to euro 3,378 million for the first nine months of 2002. The table that follows shows a breakdown of capital expenditure for the two periods of 2002 and the related restated figures for 2001.

Capital expenditure

3rd Quarter				First nine months
			In millions of euro
2002	2001	Change		2002	2001	Change
155	131	24	Generation and Energy Management	628	377	251
504	374	130	Networks and Sales	1,286	983	303
43	34	9	Terna	108	65	43
341	297	44	WIND	979	1,409	(430)
64	58	6	Services and Other Activities	377	250	127

1,107	894	213	Total	3,378	3,084	294

        The breakdown by business area shows a marked growth in electricity related activities (generation plant and distribution networks) due to the conversion of plant to turbogas combined-cycle technology and to expenditure on the Digital Meter project. The increase in capital expenditure in other activities is due primarily to the construction of a high-voltage power line in Brazil. WIND's capital expenditure for the first nine months of 2001 included the euro 362 million balance paid for the UMTS license awarded to WIND itself. Net of such component, capital expenditure decreases by euro 68 million.

Outlook

        The disposal of the Milan and Verona metropolitan distribution networks is expected to take place in the last quarter of the year. The final steps for the disposal of Interpower are also expected to be taken.

        Regulatory changes occurred at the beginning of 2002 will have an impact on profit margins in line with the first nine months of the year.

        The reduction in the gross operating margin following the sale of generation capacity and a number of local distribution networks, in addition to regulatory changes, will be partly compensated by the contribution of WIND and gas distribution companies (Camuzzi), and a further reduction in operating costs. The latter will benefit from lower personnel costs resulting from a reduction in headcount induced by early retirement incentives.

        Financial debt will be affected by the second installment payment of income taxes for the year and the third installment of extraordinary contributions due upon the suppression of the Electricity Sector Employee Pension Fund. Proceeds from the mentioned sale of assets will allow financial debt to be above its level at September 30, 2002.

Form and content of the Consolidated Financial Statements

        The Income Statement, Balance Sheet and detail of Total Financial Debt included below are reported in the same format adopted in the "Financial Review" section both of the Annual Report for the year 2001 and of the Half-year Report at June 30, 2002. For the purposes of a like-for-like comparison, the income statements for the 3rd Quarter 2001 and for the first nine months of the same year are presented on a restated basis which excludes Elettrogen and Valgen (sold respectively on September 20, 2001 and June 1, 2001) from January 1, 2001, and Eurogen (sold on May 31, 2001) from July 1, 2001; Infostrada is included from January 1, 2001. The impact of the said restatements on financial charges and the amortization of consolidation differences, in addition to the related tax effect, have also been reflected.

        The reconciliation between previously reported income statement figures for the 3rd Quarter and the first nine months of 2001 with the restated accounts for the same periods is included in two separate tables.

        Changes in the consolidation area occurred in 2002 and not considered in the adjustments made in the restated accounts is limited to the Viesgo Group (acquired on January 8, 2002), to the Camuzzi Group consolidated starting July 1, 2002 and to the Rome and Turin local electricity distribution networks (sold in the second half of 2001). Accounting principles and criteria used in the consolidation are consistent with those adopted in the preparation of the Consolidated Financial Statements at December 31, 2001 and the Half-year Report at June 30, 2002.

Consolidated Income Statement

3rd Quarter					First nine months
2002	2001 restated	Change	(%)	In millions of euro	2002	2001 restated	Change	(%)
				Revenues:
4,970	5,158	(188)	–3.6	• Electricity sales and Electricity Equalization Fund contributions	15,110	16,591	(1,481)	–8.9
916	779	137	17.6	• Telecommunication services	2,675	2,194	481	21.9
1,406	1,327	79	6.0	• Other services, sales and other revenues	3,911	3,236	675	20.9

7,292	7,264	28	0.4	Total revenues	21,696	22,021	(325)	–1.5

				Operating costs:
872	850	22	2.6	• Personnel	2,656	2,728	(72)	–2.6
1,079	1,021	58	5.7	• Fuel consumption for thermal generation	3,377	3,317	60	1.8
1,165	1,202	(37)	–3.1	• Electricity purchased	3,353	3,531	(178)	–5.0
355	347	8	2.3	• Interconnections and roaming	1,072	1,117	(45)	–4.0
1,023	1,043	(20)	–1.9	• Services, leases and rentals	3,071	3,104	(33)	–1.1
573	639	(66)	–10.3	• Fuel for trading and gas for distribution	1,426	1,270	156	12.3
457	330	127	38.5	• Materials	1,248	841	407	48.4
153	95	58	61.1	• Other costs	500	430	70	16.3
(310)	(233)	(77)	–33.0	• Capitalized expenses	(801)	(653)	(148)	–22.7

5,367	5,294	73	1.4	Total operating costs	15,902	15,685	217	1.4

1,925	1,970	(45)	–2.3	GROSS OPERATING MARGIN	5,794	6,336	(542)	–8.6
				Depreciation, amortization and accruals:
1,107	1,115	(8)	–0.7	• Depreciation and amortization	3,309	3,318	(9)	–0.3
106	106	—	—	• Accruals and write-downs	325	278	47	16.9

1,213	1,221	(8)	–0.7	Total depreciation, amortization and accruals	3,634	3,596	38	1.1

712	749	(37)	–4.9	OPERATING INCOME	2,160	2,740	(580)	–21.2
(308)	(266)	(42)	–15.8	• Net financial income (expense)	(867)	(762)	(105)	–13.8
(9)	(2)	(7)		• Equity investments	(30)	(2)	(28)
395	481	(86)	–17.9	INCOME BEFORE EXTRAORDINARY ITEMS AND TAXES	1,263	1,976	(713)	–36.1
(82)	212	(294)		• Extraordinary items	415	241	174
313	693	(380)	–54.8	INCOME BEFORE TAXES	1,678	2,217	(539)	–24.3
354	183	171		• Income taxes	428	883	(455)	–51.5
(41)	510	(551)		INCOME BEFORE MINORITY INTERESTS	1,250	1,334	(84)	–6.3
59	26	33		• Minority interests	143	190	(47)	–24.7
18	536	(518)		GROUP NET INCOME	1,393	1,524	(131)	–8.6

Consolidated Balance Sheet

In millions of euro	At September 30, 2002	At June 30, 2002	Change	At December 31, 2001
Net fixed assets:
—Intangible and tangible	49,598	49,627	(29)	48,917
—Financial	738	719	19	1,399

Total	50,336	50,346	(10)	50,316
Net current assets:
—Trade receivables	7,269	7,273	(4)	6,863
—Inventories	2,715	2,404	311	1,932
—Other assets and net receivables from Electricity Equalization Fund	608	787	(179)	870
—Trade payables	(5,693)	(5,903)	210	(6,176)
—Net tax payables	(177)	(199)	22	(995)
—Other liabilities	(6,839)	(6,358)	(481)	(5,619)

Total	(2,117)	(1,996)	(121)	(3,125)
Gross capital employed	48,219	48,350	(131)	47,191
Provisions:
—Employee termination indemnity	(1,448)	(1,428)	(20)	(1,418)
—Retirement benefits	(533)	(489)	(44)	(430)
—Net deferred taxes	(1,285)	(966)	(319)	(1,219)
—Other provisions	(1,326)	(1,261)	(65)	(1,085)

Total	(4,592)	(4,144)	(448)	(4,152)
Net capital employed	43,627	44,206	(579)	43,039
Group Shareholders' Equity	20,175	20,139	36	20,966
Minority interests	75	135	(60)	143

Total Shareholders' Equity	20,250	20,274	(24)	21,109
Total financial debt	23,377	23,932	(555)	21,930

TOTAL	43,627	44,206	(579)	43,039

Reconciliation between reported and restated accounts

3rd Quarter 2001

	Adjustments
In millions of euro	Reported accounts	Excluded companies(1)	Amortization of consolidation differences, financial charges, etc.		Restated accounts
Gross operating margin	2,022	68	16		1,970
Amortization of consolidation differences	(155)				(155)
Other depreciation, amortization and accruals	(1,129)	(63)			(1,066)
Operating income	738	5	16		749
Net financial income (expense)	(327)	(13)	46		(268)
Income before extraordinary items and taxes	411	(8)	62		481
Extraordinary items	2,066	(28)	(1,882	)(2)	212
Income taxes	397	(13)	(227)		183
Minority interests	26				26
Group net income	2,106	(23)	(1,593)		536

First nine months of 2001

		Adjustments
In millions of euro	Reported accounts	Excluded companies(1)	Inclusion of Infostrada in 1st Quarter 2001	Amortization of consolidation differences, financial charges, etc.		Restated accounts
Gross operating margin	6,638	308	(10)	16		6,336
Amortization of consolidation differences	(317)			(127	)(3)	(444)
Other depreciation, amortization and accruals	(3,233)	(150)	(69)			(3,152)
Operating income	3,088	158	(79)	(111)		2,740
Net financial income (expense)	(848)	(38)	(14)	60		(764)
Income before extraordinary items and taxes	2,240	120	(93)	(51)		1,976
Extraordinary items	2,523	394	(6)	(1,882	)(2)	241
Income taxes	1,318	121	(16)	(298)		883
Minority interests	190					190
Group net income	3,635	393	(83)	(1,635)		1,524

(1)
Elettrogen and Valgen are excluded from January 1 and Eurogen from July 1.

(2)
Elimination of capital gain on the disposal of Elettrogen.

(3)
Amortization of consolidation difference of Infostrada for the 1st Quarter 2001.

Financial review

Income Statement

        As indicated and explained in the operating review of the Networks and Sales areas, revenues from the sale of electricity on the regulated market are considered jointly with those from the transport of electricity destined to the free market. For comparative purposes, figures relating to the 3rd Quarter and the first nine months of 2001 are also stated in the same way.

        In the 3rd Quarter of 2002, revenues from electricity sales and Electricity Equalization Fund contributions decrease by euro 188 million (down 3.6%) over the same period in 2001 due mainly to the following factors:

  •
  a reduction of euro 400 million in revenues from regulated market sales and electricity transport fees caused by lower quantities sold and a reduction in the tariff component aimed at covering the cost of thermal fuel. The negative impact on revenues was partly offset by the growth in revenues from the transport of electricity for the free market;

  •
  a euro 150 million decline in Electricity Equalization Fund contributions, of which euro 88 million due to the suppression from January 1, 2002 of the ¢ 0.31 per kWh component surcharge, and euro 64 million due to lower contributions on past years' electricity generation of subsidized plants;

  •
  adjustments amounting to euro 57 million resulting in a reduction of revenues for the 3rd Quarter of 2002 due to transactions entered into to hedge against the risk deriving from the tariff setting mechanism;

  •
  a euro 170 million increase in revenues from international operations, due primarily to the acquisition of the Viesgo Group, and a euro 24 million increase due to electricity trading on international markets;

  •
  a euro 225 million increase in revenues from direct sales of generation companies operating in Italy, as a result primarily of higher quantities of electricity withdrawn from the network by free market operators.

        In the first nine months of 2002, revenues from the sale and transport of electricity and contributions from the Electricity Equalization Fund decline by euro 1,481 million on the same period in 2001 (down 8.9%). Revenues from electricity sales and the transport of electricity for the regulated market decrease by euro 2,104 million. Free market sales decline by euro 130 million, the impact of the elimination of the ¢ 0.31 per kWh tariff surcharge reduced revenues by euro 290 million, and contributions on past years' generation of subsidized plants decline by euro 148 million. On the other hand, direct sales of generation companies operating in Italy increase by euro 492 million, international operations register an increase of euro 664 million, of which euro 577 million relating to foreign subsidiaries, and revenues from electricity trading increase by euro 87 million. Hedging transactions resulted in a positive contribution of euro 41 million.

        Revenues from telecommunication services provided to third parties increase in the 3rd Quarter by euro 137 million (up 17.6%) over the same period in 2001, growing from euro 779 million to euro 916 million, thanks to the contribution of all business lines. For the first nine months of 2002, the increase is equal to euro 481 million (up 21.9%).

        Other services, sales and revenues increase in the quarter by euro 79 million (up 6.0%), of which euro 45 million due to the growth in the consolidation area (gas distribution companies and ancillary revenues of the Viesgo Group), and euro 45 million to the increase in gas sales on the free market by Enel Trade, partly offset by lower revenues of various nature.

        The increase on the first nine months of the previous year is equal to euro 675 million (up 20.9%), of which euro 350 million due to Engineering and Contracting activities and euro 155 million due to higher gas sales by Enel Trade. The impact of the growth in the consolidation area amounts to about euro 160 million (of which euro 109 million due to higher sales of gas on the regulated market).

        Personnel costs increase in the 3r d Quarter by euro 22 million (up 2.6%), while declining by euro 72 million (down 2.6%) on the first nine months of the year.

        The increase induced by the wider consolidation area in the gas sector and following the acquisition of the Viesgo Group amounts to euro 31 million for the quarter, and to euro 64 million for the first nine months of the year.

        In comparable terms, personnel costs decline by euro 9 million on the quarter, and by euro 136 million on the first nine months of the year. The percentage decline in comparable terms for the first nine months of the year is equal to 5%, as compared with a correspondent decline in the average headcount of 8.6%. The higher average cost per employee reflects the retribution increase introduced with the renewal of the labor contract for the sector and normal pay progression.

        The cost of thermal fuel for the 3rd Quarter increases by euro 58 million (up 5.7%). The increase on the first nine months of the year amounts to euro 60 million (up 1.8%). The impact due to the Viesgo Group is equal to euro 43 million on the quarter, and to euro 148 million on the first nine months of the year.

        Considering only domestic operations, the increase for the 3rd Quarter is euro 15 million (up 1.5%). For the first nine months of the year, thermal fuel costs of domestic operations decline on the same period in the previous year by euro 88 million (down 2.6%). Thermal generation increases in the two periods respectively by 7.5% and 8.4%. Lower average unit costs are prevalently due to a decline in energy prices.

        The cost of electricity purchased from other producers declines by euro 37 million for the quarter (down 3.1%), and by euro 178 million on the first nine months of the year (down 5.0%), against a reduction in quantities acquired respectively of 8.1% and 6.3%. Lower unit costs are due prevalently to the decline in energy prices to which the price of part of the purchases are correlated.

        Interconnection and roaming costs, exclusive of WIND, increase slightly in the quarter as compared with the same period in the previous year (up euro 8 million, 2.3%), while registering a decline of euro 45 million for the first nine months of the year (down 4.0%) due to the benefits deriving from the development of WIND's networks, allowing to terminate in the third Quarter of 2001 the roaming agreement with Telecom Italia Mobile and to reduce the amount of traffic diverted on other operators' networks. Roaming costs decline by euro 22 million in the quarter and by euro 147 million on the first nine months of the previous year, while interconnection costs increase in the two periods respectively by euro 30 million and euro 102 million due to a strong increase in traffic.

        The cost of services, leases and rentals declines in the 3rd Quarter of 2002 by euro 20 million (down 1.9%). Considering the euro 26 million impact due to the wider consolidation area (Viesgo and gas activities), the reduction in comparable terms amounts to euro 46 million. A number of factors affected such change:

  •
  a reduction in the hydroelectric surcharge, down euro 41 million, due to lower hydroelectric generation;

  •
  a euro 25 million increase in costs following the growth of WIND's activities (outsourcing and commercial costs);

  •
  a decline of about euro 30 million in the cost of services of various nature.

        In the first nine months of the year, the reduction in service, lease and rental costs is equal to euro 33 million (down 1.1%) in absolute terms, and to euro 73 million in comparable terms. The impact of the reduction in the hydroelectric surcharge is equal to euro 284 million, while the growth in activity in the Engineering and Contracting area determined an increase of euro 200 million. The growth in telecommunications determined a euro 35 million increase in costs. Higher charges connected with Enel.FTL's fuel trading and shipping activities and costs relating to regulations on the holding of strategic stocks of gas and the disposal of ashes produced by thermal plants amount to euro 28 million. The decline in costs of sundry services amounts therefore to about euro 50 million.

        The cost for the acquisition of fuel for trading and gas for distribution declines on the quarter by euro 66 million (down 10.3%), while increasing for the first nine months of the year by euro 156 million (up 12.3%).

        The decline for the quarter on the same period in the previous year is the net result of higher gas purchases, up euro 44 million, as a consequence of the growth in the consolidation area, and to the reduction in purchases of fuel for trading, due to the reclassification in the restated accounts for 2001 of purchases of thermal fuel destined to Elettrogen and Eurogen under trading on behalf of third parties. Such phenomenon is less marked when it is considered over the longer period of nine months.

        The cost of materials consumed increases in the quarter by euro 127 million (up 38.5%), up euro 407 million (48.4%) for the first nine months of the year. These trends reflect higher needs connected to the growth in Engineering and Contracting activity with third parties and to higher internal construction for the period.

        Other costs increase in the 3rd Quarter by euro 58 million (up 61.1%), up euro 70 million (16.3%) on the first nine months of the year. The most significant factor is represented by the cost related to the introduction in 2002 of the "green certificates" system, accounting for euro 61 million in the 3rd Quarter and euro 148 million in the first nine months of 2002. The first nine months benefited from a euro 60 million decline in previous years' items.

        The gross operating margin for the 3rd Quarter of 2002 is equal to euro 1,925 million, declining euro 45 million on the same period in 2001 (down 2.3%), also on a restated basis. The breakdown by business area is shown in the table that follows:

Gross operating margin—3rd Quarter

In millions of euro	2002	2001	Change
Generation and Energy Management	178	424	(246)
Networks and Sales	1,365	1,235	130
WIND	171	17	154
Terna, Parent Company and Services	220	306	(86)
Adjustments	(9)	(12)	3

Total	1,925	1,970	(45)

        Main factors contributing to the change in gross operating margin are described in the analysis by business area provided below. They can be summarized as follows:

  •
  Generation and Energy Management:

  •
  a decline due to the effect of regulatory changes relating to the suppression of the ¢ 0.31 per kWh tariff component (euro 88 million), the introduction of the "green certificates" system (about euro 50 million), electricity transport services (euro 10 million) and the tariff freeze (euro 12 million);

    •
    a decline of euro 73 million due to the reduction in the spread between the tariff component aimed at covering the cost of fuel and the actual cost incurred;

    •
    a decline of euro 64 million due to lower contributions on past years' generation of subsidized plants;

    •
    a euro 41 million increase due to higher margins generated by international operations;

    •
    lower operating costs and higher margins on trading activities totaling about euro 10 million.

  •
  Networks and Sales:

  •
  a euro 68 million improvement in the margin on the sale and transport of electricity. The regulated market and the management of the network improve by euro 94 million, while the margin on free market sales declines by euro 26 million;

  •
  euro 22 million in higher revenues due to net adjustments on transport fees for the previous year;

  •
  euro 21 million increase in connection fees and euro 14 million decline in operating costs.

  •
  WIND's operating margin benefits primarily from higher traffic and a reduction in roaming costs.

  •
  Terna, Parent Company and Services:

  •
  lower margins on the import of electricity, down euro 56 million, as a result of a decline in sale prices linked to other energy prices and the introduction of the "green certificates" mechanism;

  •
  a euro 30 million reduction in Terna's margin, influenced by seasonal factors.

        The gross operating margin for the first nine months of 2002 amounts to euro 5,794 million, declining by euro 542 million (down 8.6%) on the same period in 2001.

Gross operating margin—first nine months

In millions of euro	2002	2001	Change
Generation and Energy Management	1,665	2,691	(1,026)
Networks and Sales	3,046	2,832	214
WIND	403	(115)	518
Terna, Parent Company and Services	729	966	(237)
Adjustments	(49)	(38)	(11)

Total	5,794	6,336	(542)

        Main factors contributing to the change in gross operating margin can be summarized as follows:

  •
  Generation and Energy Management:

  •
  a decline due to the effect of regulatory changes relating to the suppression of the ¢ 0.31 per kWh tariff component (euro 290 million), the introduction of the "green certificates" system (euro 123 million), electricity transport services (euro 20 million) and the tariff freeze (euro 12 million);

  •
  a decline of euro 323 million due to the reduction in the spread between the tariff component aimed at covering the cost of fuel and the actual cost incurred;

  •
  a decline of euro 181 million in the margin on hydroelectric and geothermal generation;

    •
    a decline of euro 148 million due to lower contributions on past years' generation of subsidized plants;

    •
    a euro 117 million reversal of accruals made in 2001 against stranded costs;

    •
    a euro 130 million increase due to higher margins generated by international operations;

  •
  Networks and Sales:

  •
  a euro 130 million reduction in operating costs;

  •
  euro 80 million in higher revenues due to net adjustments on electricity sales and transport fees for the previous year;

  •
  a euro 28 million decline in the margin on the sale and transport of electricity. The regulated market and the management of the network improve by euro 24 million, while the margin on free market sales declines by euro 52 million;

  •
  euro 32 million increase in the gross operating margin on activities in the gas area.

  •
  WIND's operating margin benefits primarily from factors already described for the quarter.

  •
  With reference to other activities, the major factor is represented by lower margins on the import of electricity, down euro 216 million, due primarily to a reduction in the sale price and the introduction of the "green certificates" system, as already noted in the comment to the quarter.

        Operating income for the 3rd Quarter of 2002 amounts to euro 712 million, declining by euro 37 million (down 4.9%) on the same period in 2001. The change in absolute terms is slightly lower than that registered in the gross operating margin due to the euro 8 million decline in amortization and depreciation charges, and to stable accruals. WIND's depreciation and amortization charges increase by euro 62 million due to the coming into service of investments on the network. The growth in the consolidation area, due primarily to the acquisition of Viesgo and Camuzzi, determined a euro 36 million increase, while the decline attributable to the remaining areas amounts to euro 106 million. Of these, euro 95 million are due to the adjustment of the accounting treatment of connection fees to the new operating framework, described more in detail in the section relating to Networks and Sales.

        Operating income for the first nine months of the year amounts to euro 2,160 million, declining by euro 580 million (down 21.2%) on the same period in 2001. Over the change registered in the gross operating margin, operating income includes euro 47 million in higher accruals and euro 9 million in lower depreciation and amortization charges. The growth in accruals is due primarily to the Engineering and Contracting sector as a result of risks on contract work in progress. The depreciation and amortization expense increases by euro 192 million due to WIND and euro 114 million due to the growth in the consolidation area, while declining by euro 315 million due to other activities. The impact in terms of lower depreciation and amortization charges deriving by the mentioned adjustment of the accounting treatment of connection fees amounts to euro 330 million.

        Net financial expense increase by euro 42 million in the 3rd Quarter of 2002, and by euro 105 million in the first nine months of the year, due to the higher average debt over the corresponding periods in 2001 on a restated basis. The strip-out of Elettrogen from January 1, 2001 in the restated accounts determined a reduction both in debt (equal to the price paid for the investment and the debt of the company) and on net financial expense, over the reported figures. In 2002 financial charges benefited in any case from a reduction in the average cost of debt equal to about 50 basis points, as a result of debt management policies implemented.

        Net extraordinary items for the 3rd Quarter of 2002 are negative by euro 82 million. In the same period of 2001 they were positive by euro 212 million on a restated basis.

        This figure relates to the restated income statement that does not include Elettrogen in the consolidation area, thus excluding the extraordinary gain on the disposal of the company on September 20, 2001. Main extraordinary components recorded in the 3rd Quarter of 2002 are the following:

  •
  extraordinary euro 30 million write-down of assets denominated in Brazilian Real following the devaluation of such currency;

  •
  euro 23 million in early retirement incentive costs;

  •
  euro 26 million in extraordinary adjustments and accruals recorded by the Viesgo Group.

        In the first nine months of 2002, net extraordinary gains amount to euro 415 million, as compared with euro 241 million in the same period in 2001, also on a restated basis. Main items recorded in the first nine months of 2002 were:

  •
  euro 2,340 million capital gain realized on the disposal of Eurogen;

  •
  a euro 1,511 million write-down in the value of the consolidation difference relating to WIND, carried out prudentially due to the outlook for the telecommunications sector, reflecting a downwards revision of growth expectations;

  •
  early retirement incentive costs amounting to euro 246 million;

  •
  euro 60 million write-downs in the value of plants and parts as a result of conversion of the same, euro 73 million write-down due to the abandonment of engineering projects abroad, and euro 77 million write-down due to the devaluation of the Brazilian Real.

        Income taxes for the 3rd Quarter of 2002 amount to euro 354 million, on a pre-tax income of euro 313 million. Income taxes were affected by the introduction of new regulations regarding the write-down of investments, the prudent valuation of deferred tax assets and the recording of amortization on consolidation differences and other items that do not have tax effects.

        Income taxes for the first nine months of 2002 amount to euro 428 million, representing a 25.5% tax rate, as compared with 39.8% in the first nine months of 2001, calculated on a restated basis and with 27.7% as reported.

        Actual 2002 tax rate is lower than the statutory one, due primarily to the taxation of the capital gain realized on the disposal of Eurogen at a 19% rate, in addition to the reversal of the excess amount accrued as deferred tax provision relating to consolidation adjustments of the subsidiary. An estimate of the benefits deriving from the application of the Tremonti-bis Law (tax incentives on investments), amounting to euro 115 million, was also included in the calculation of income taxes for the first nine months of 2002.

        The tax rate on ordinary income is equal to about 47%, in line with that calculated for 2001.

Cash flows

        Cash flows for the 3rd Quarter and the first nine months of 2002 are summarized in the table that follows, which includes a comparison with cash flows for the same periods in 2001 previously reported. Figures for 2001 relate to the consolidation area at such date, which included Elettrogen, Eurogen and Valgen. Cash flows for 2002 relate instead to the new consolidation area that includes the Viesgo

Group, acquired at the beginning of 2002 and new companies in the gas sector (including only cash flows for the 3rd Quarter of the Camuzzi Group, acquired at the end of May 2002).

3rd Quarter					First nine months
2002		2001		In millions of euro	2002		2001
(23,932	)(2)	(25,129	)(2)	Total financial debt at beginning of the period	(21,930	)(1)	(13,383	)(1)
1,669		2,262		Cash generated by current operating activities	3,762		4,907
(1,107)		(982)		Investments in tangible and intangible assets	(3,378)		(3,117)
—		(90)		Investments in consolidated subsidiaries	(3,001)		(9,260)
—		4,153		Disposal of consolidated subsidiaries and business units	3,758		5,275
(7)		(1)		Other changes in fixed assets	(60)		(97)
(1,114)		3,080		Cash (employed) generated in investing activities	(2,681)		(7,199)
—		—		Dividends paid	(2,183)		(1,578)
—		—		Capital increases contributed by third parties	57		191
—		—		Shareholders' Equity flows	(2,126)		(1,387)
—		—		Consolidation of Wind	—		(2,725)
—		—		Payment of substitute tax on freeing-up of reserves	(402)		—
555		5,342		Change in financial debt	(1,447)		(6,404)
(23,377)		(19,787)		Total financial debt at end of the period	(23,377)		(19,787)

(1)
January 1, 2001 and 2002.

(2)
June 30, 2001 and 2002.

        Cash generated by current operating activities in the 3rd Quarter of 2002 is equal to euro 1,669 million, as compared with euro 2,262 million in the same period in 2001, down euro 593 million.

        Similarly, in the first nine months of the year the decline in cash generated by operations is equal to euro 1,145 million. The change is affected, particularly in the quarter, by the different fluctuations in net current assets in the corresponding periods in 2001.

        Liquidity used up by investment activities in the 3rd Quarter of 2002 amounted to euro 1,114 million. The amount reported in the 3rd Quarter of 2001 was influenced by liquidity generated by the disposal of Elettrogen and the Rome distribution network.

        In the first nine months of 2002, cash flows used up by investment activities amounted to euro 2,681 million, of which euro 3,378 million due to investments in intangible and tangible fixed assets, euro 1,932 million to the acquisition of the Viesgo Group, and euro 940 million to the acquisition of the Camuzzi Group. Cash flows generated by the disposal of Eurogen amounted to euro 3,758 million. These amounts include the debt of companies acquired and sold, and are net of advances paid in 2001. In the first nine months of 2001, cash requirements were euro 7,199 million due primarily to the acquisition of Infostrada.

        In the first nine months of 2002, euro 2,183 million were used for the distribution of dividends by the Parent Company on 2001 net income, and euro 402 million for the payment of the substitute tax on the freeing-up of reserves for accelerated depreciation.

Balance Sheet

        Tangible and intangible assets decline in the quarter by euro 29 million. The difference is represented primarily by excess depreciation and amortization over investments made in the quarter.

        Financial assets increase by euro 19 million due primarily to the financing of the construction of a second super high-voltage power line in Brazil by unconsolidated subsidiary Novatrans Energia S.A.

        Net current assets at September 30, 2002 amounted to negative euro 2,117 million, as compared with negative euro 1,996 million at June 30, 2002. The change is due primarily to the following elements:

  •
  a euro 311 million increase in inventories due prevalently to higher Engineering and Contracting contract work in progress;

  •
  a euro 210 million decline in trade payables due to seasonal factors;

  •
  a euro 101 million increase in net payables from the Electricity Equalization Fund;

  •
  increase in other liabilities, up euro 481 million, due mainly to the growth in advances paid by customers in the Engineering and Contracting sector (up euro 267 million), and in accrued liabilities (up euro 270 million) due to interest accrued on existing loans and other items such as 13th monthly salary payments.

        Provisions increase by euro 448 million, due primarily to the increase in the net deferred tax provision (up euro 319 million) that includes income taxes for the period.

        Net capital employed declines from euro 44,206 million at June 30, 2002, to euro 43,627 million at the end of September 2002.

        Total Shareholders' Equity declines in the quarter by euro 24 million due primarily to net income for the period, reaching euro 20,250 million.

        Changes in total financial debt for the quarter are shown in the table that follows:

In millions of euro	At September 30, 2002	At June 30, 2002	Change	At December 31, 2001
Medium- and long-term debt:
—Bank loans	9,992	9,709	283	8,695
—Bonds	8,107	8,124	(17)	7,962
—Own bonds and other items	(536)	(546)	10	(556)

	17,563	17,287	276	16,101
—Financing extended by others	332	329	3	538

Total medium- and long-term debt	17,895	17,616	279	16,639

Short-term debt:
Bank loans:
—18-month loans	700	700	—	500
—Use of revolving credit lines	2,388	2,363	25	2,421
—Other short-term bank loans	2,427	3,131	(704)	2,985

	5,515	6,194	(679)	5,906
Commercial paper	1,338	1,498	(160)	604
Other short-term financial loans	3	11	(8)	30

Total short-term debt	6,856	7,703	(847)	6,540

Factoring receivables	(786)	(705)	(81)	(644)
Financial payables to affiliated companies	—	—	—	(18)
Cash at banks and marketable securities	(588)	(682)	94	(587)

	(1,374)	(1,387)	13	(1,249)
Net short-term financial position	5,482	6,316	(834)	5,291

TOTAL FINANCIAL DEBT	23,377	23,932	(555)	21,930

        Total financial debt declines in the quarter by euro 555 million due primarily to a reduction in short-term debt, offset only in part by an increase in medium- and long-term debt.

        The debt to equity ratio is equal to 1.15, declining slightly from 1.18 at June 30, 2002.

Results by Business Area

3rd Quarter				First nine months
2002	2001 restated	% Change	In millions of euro	2002	2001 restated	% Change
			Generation and Energy Management
2,436	2,349	3.7%	Revenues	8,230	8,514	–3.3%
178	424	–58.0%	Gross operating margin	1,665	2,691	–38.1%
(126)	127		Operating income before amortization of consolidation differences	685	1,757	–61.0%
(137)	125		Operating income	653	1,753	–62.7%
			Networks and Sales
5,007	5,234	–4.3%	Revenues	14,909	16,599	–10.2%
1,365	1,235	10.5%	Gross operating margin	3,046	2,832	7.6%
1,031	826	24.8%	Operating income before amortization of consolidation differences	2,070	1,597	29.6%
1,015	810	25.3%	Operating income	2,044	1,567	30.4%
			Terna
157	190	–17.4%	Revenues	570	566	0.7%
88	118	–25.4%	Gross operating margin	363	353	2.8%
25	56	–55.4%	Operating income	175	173	1.2%
			WIND
985	826	19.2%	Revenues	2,872	2,446	17.4%
171	17		Gross operating margin	403	(115)
(92)	(190)	51.6%	Operating income before amortization of consolidation differences	(361)	(710)	49.2%
(229)	(327)	30.0%	Operating income	(771)	(1,120)	31.2%
			Other Activities
652	596	9.4%	Revenues	1,932	1,509	28.0%
107	126	–15.1%	Gross operating margin	256	304	–15.8%
27	63	–57.1%	Operating income	15	138
			Parent Company
485	866	–44.0%	Revenues	1,514	3,150	–51.9%
25	62	–59.7%	Gross operating margin	110	309	–64.4%
20	34	–41.2%	Operating income	93	267	–65.2%
			Consolidation adjustments
(2,430)	(2,797)		Revenues	(8,331)	(10,763)
(9)	(12)		Gross operating margin	(49)	(38)
(9)	(12)		Operating income before amortization of consolidation differences	(49)	(38)
(9)	(12)		Operating income	(49)	(38)
			Total Group
7,292	7,264	0.4%	Revenues	21,696	22,021	–1.5%
1,925	1,970	–2.3%	Gross operating margin	5,794	6,336	–8.6%
876	904	–3.1%	Operating income before amortization of consolidation differences	2,628	3,184	–17.5%
712	749	–4.9%	Operating income	2,160	2,740	–21.2%

Generation and Energy Management

        The area includes electricity generation activities in Italy and abroad, in addition to fuel trading and procurement (managed by Enel.FTL and its subsidiaries). International operations, represented by the Viesgo Group (Spain), acquired at the beginning of January 2002, and American subsidiaries CHI Energy and EGI, are reported separately to provide a better understanding of results.

Generation and Energy Management—key figures

3rd Quarter				First nine months
2002	2001 restated	Change	In millions of euro	2002	2001 restated	Change
			Domestic operations(1)
2,235	2,326	(91)	Revenues	7,595	8,462	(867)
130	417	(287)	Gross operating margin	1,512	2,668	(1,156)
(147)	124	(271)	Operating income before amortization of consolidation differences	617	1,742	(1,125)
(147)	124	(271)	Operating income	617	1,742	(1,125)
			International operations(2)
209	23	186	Revenues	655	52	603
48	7	41	Gross operating margin	153	23	130
21	3	18	Operating income before amortization of consolidation differences	68	15	53
10	1	9	Operating income	36	11	25
(8)	—	(8)	Elisions	(20)	—	(20)
			Total
2,436	2,349	87	Revenues	8,230	8,514	(284)
178	424	(246)	Gross operating margin	1,665	2,691	(1,026)
(126)	127	(253)	Operating income before amortization of consolidation differences	685	1,757	(1,072)
(137)	125	(262)	Operating income	653	1,753	(1,100)
			Net capital employed(3)	15,220	14,133

(1)
2001 figures exclude Elettrogen, Valgen and the 3rd Quarter of Eurogen.

(2)
2001 figures relate exclusively to CHI Energy and EGI.

(3)
At September 30, 2002 and at December 31, 2001.

Domestic operations

        The sector is headed by Enel Produzione and operates in Italy through the following companies:

  •
  electricity generation:

  •
  Enel Produzione (thermal and hydroelectric generation), Enel Green Power and Elettroambiente (renewable sources);

  •
  Eurogen, sold on May 31, 2002, and Interpower, to be divested by the end of 2002 in compliance with norms for the streamlining of the sector;

  •
  fuel sourcing and trading, logistic services:

  •
  Enel.FTL Group and Enel Logistica Combustibili;

  •
  alternative energy source technologies:

  •
  Conphoebus.

        As described, in the 3rd Quarter of 2002 net domestic electricity generation of the Enel Group increased by 4.1% on the same period in the previous year on a restated basis. Hydroelectric generation continued to decline (down 6.7%, equal to 520 million kWh), though less than the previous two quarters, offset by the increase in thermal generation (up 7.5%, 1,916 million kWh).

        In the first nine months of the year, net generation was in line with the same period in 2001, up 0.1%. Hydroelectric generation declined by 24.2% due to the low water supply characterizing the first half of 2002, while thermal generation grew by 8.4%.

        The table that follows shows the mix of fuels used in gross thermal generation in the 3rd Quarter and first nine months of 2002 and 2001, on a restated basis (excluding Elettrogen and Valgen from the beginning of 2001, and Eurogen for the 3rd Quarter).

Contribution to gross thermal generation

3rd Quarter					First nine months
2002		2001 restated		In millions of kWh	2002		2001 restated
10,020	34.5%	9,927	36.6%	Fuel oil	35,595	37.9%	31,926	36.7%
11,414	39.3%	10,351	38.2%	Natural gas	31,765	33.9%	31,173	35.9%
6,350	21.8%	5,920	21.8%	Coal	22,232	23.7%	19,949	23.0%
1,279	4.4%	930	3.4%	Other	4,213	4.5%	3,836	4.4%

29,063	100.0%	27,128	100.0%	Total	93,805	100.0%	86,884	100.0%

        The mix of fuels used in the 3rd Quarter of 2002 shows an increase in relative terms of natural gas. In the first nine months of the year the use of fuel oil and coal increased, while the use of natural gas declined accordingly. Strategies adopted with the new business plan provide for the increasing use of coal and natural gas. The latter will be used to fuel new high-efficiency combined cycle plants currently being converted.

        Results for the 3rd Quarter of 2002 show revenues amounting to euro 2,235 million, down 3.9% on the same period in 2001 on a restated basis.

        The factors that contributed most to the decrease in revenues relate to the electricity generation sector:

  •
  a reduction of about ¢ 0.3 per kWh in the tariff component aimed at covering the cost of fuel, based on the different performance of energy product prices. The related impact is equal to about euro 100 million;

  •
  the elimination in 2002 of the ¢ 0.31 per kWh contribution recognized to producers in 2000 and 2001 for electricity generation sold on the regulated market. In the 3rd Quarter of 2001, such contributions amounted to euro 88 million;

  •
  a euro 64 million decline in contributions on past years' electricity generation of CIP Regulation 6/92 subsidized plants;

  •
  a euro 12 million decline in revenues resulting from the tariff freeze.

        The impact of these factors was partly compensated by the increase in net generation (up 4.1%) and stronger activity of Enel.FTL, mainly due to the procurement of natural gas for resale.

        Revenues for the first nine months of 2002 amount to euro 7,595 million, down 10.2% on the same period in 2001 (also on a restated basis). The most important factor is represented by the average ¢ 1 per kWh reduction in the tariff component linked to the price of fuel, causing a euro 900 million reduction in revenues. The impact of the elimination of the ¢ 0.31 per kWh contribution amounts to euro 290 million, while lower contributions of past years' subsidized generation plants amount to euro 148 million. Moreover, in the first half of 2001, the euro 117 million accrual for stranded costs made in 2000 was reversed. Considering that electricity generation was in line with the first nine months of 2001, the only offsetting factor of the above effects is represented by the growth in activity of Enel.FTL.

        With reference to the gross operating margin it must be noted that it is strongly influenced in the year by the mechanism for the determination of the sale price of electricity on the regulated market (introduced on January 1, 2000) that differentiates according to the time band of the day and period of the year. The less favorable periods are represented by the second and third quarter, reaching a minimum in August, in which the tariff component aimed at remunerating fixed production costs is equal to zero. In the fourth quarter, conditions applying to the first quarter of the year are reinstated, allowing a recovery of margins.

        Gross operating margin for the 3rd Quarter of 2002 amounts to euro 130 million, declining by euro 287 million (down 68.8%) on the same period in 2001 due to the following factors:

  •
  elimination of the mentioned ¢ 0.31 per Kwh bonus, resulting in an impact of euro 88 million;

  •
  euro 73 million reduction in the spread between the tariff component aimed at covering the cost of fuel and the actual cost of the same, resulting from the timing difference built into the mechanism for the determination of the tariff;

  •
  euro 64 million reduction in contributions on electricity generated in past year by plants falling under the provisions of CIP Regulation 6/92;

  •
  charges amounting to about euro 50 million relating to the introduction in 2002 of the "green certificates" system;

  •
  a euro 10 million increase following the introduction in 2002 of further tariff component relating to the transport of electricity (Resolution no. 228/01);

  •
  impact of the tariff freeze resolution, equal to euro 12 million;

  •
  euro 10 million reduction of operating costs and improvement in trading margin.

        Gross operating margin for the first nine months of 2002 amounts to euro 1,512 million, declining by euro 1,156 million (down 43.3%) on the same period in 2001, also on a restated basis. The impact of regulatory changes relating to the mentioned suppression of the ¢ 0.31 per kWh bonus, to the introduction of "green certificates" and to the transport of electricity (Resolution no. 228/01) as well as to the tariff freeze amounts respectively to about euro 290 million, euro 123 million, euro 20 million and euro 12 million. The reduction in the spread between the tariff component aimed at covering the cost of fuel and the actual cost of the same has an impact equal to euro 323 million, while that of lower contributions on past years' CIP Resolution 6/92 plants amounts to euro 148 million. Further relevant elements are represented by the mentioned reversal, in 2001, of accruals for stranded costs (euro 117 million) and the euro 181 million decrease in the gross margin on hydro-geothermal generation, negatively affected by the low water supply in the first half of 2002. Positive factors are represented by margins on trading activities and operating cost savings.

        Operating income for the 3rd Quarter of 2002 is negative by euro 147 million, declining by euro 271 million on the same period in 2001 (euro 124 million). The decline on the first nine months of the year is equal to euro 1,125 million (from euro 1,742 million to euro 617 million). The decline in depreciation, amortization charges and accruals amounts to euro 16 million for the quarter, and euro 31 million in the first nine months of the year.

International operations

        International operations in the Generation and Energy Management sector are represented by the Viesgo Group, operating in Spain in the generation (and to a lesser extent in the distribution) of electricity, and by American subsidiaries CHI Energy and EGI (electricity generation from renewable sources). The Viesgo Group, acquired in January 2002, has a net installed capacity of about 2,200 MW, of which 73% represented by thermal generation and 27% by hydroelectric plants.

        In 2001, the Enel Group operated abroad exclusively through CHI Energy (acquired in December 2000) and EGI (acquired at the beginning of June 2001).

        Revenues for the 3rd Quarter and the first nine months of 2002 amount respectively to euro 209 million and euro 655 million, of which euro 189 million and euro 580 million respectively for the two periods due to the Viesgo Group.

        In the 3rd Quarter of 2002, the Viesgo Group generated a total of 1,874 million kWh. Net electricity generation for the first nine months of the year amounted to 5,929 million kWh.

        International operations generated a gross operating margin equal to euro 48 million in the 3rd Quarter of 2002, and to euro 153 million in the first nine months of the year (as compared with euro 7 million in the 3rd Quarter of 2001, and euro 23 million in the first nine months). The contribution of the Viesgo Group is equal to euro 39 million for the quarter (of which euro 25 million relating to generation and euro 14 million to distribution), and to euro 111 million for the first nine months of the year (of which euro 68 million relating to generation and euro 43 million to distribution).

        Operating income for the 3rd Quarter of 2002 amounts to euro 10 million, while that for the first nine months of the year to euro 36 million, after the recording of depreciation, amortization charges and accruals amounting respectively to euro 38 million and euro 117 million. The amortization of consolidation differences, calculated over 20 years, is equal respectively to euro 11 million and euro 32 million.

Networks and Sales

        The new organizational structure of the Group includes two specific business areas, both managed by Enel Distribuzione:

  •
  Networks, in charge of managing regulated businesses, exploiting cost, investment and integrated management synergies. The area will group electricity and gas distribution activities;

  •
  Sales, in charge of developing an integrated offer of products and services in the field of electricity and gas through specialized distribution channels. The area will group electricity and gas sales on the free and regulated market, in addition to public and art lighting services (So.l.e.) and franchising (Enel.si) in the field of direct customer services.

        Due to the current transitional stage and in view of the introduction of regulations for the above activities, in the analysis that follows they are considered jointly, separating the electricity and gas sector.

Networks and Sales—key figures

3rd Quarter				First nine months
2002	2001	Change	In millions of euro	2002	2001	Change
			Electricity
4,815	5,116	(301)	Revenues	14,366	16,339	(1,973)
1,356	1,229	127	Gross operating margin	2,989	2,807	182
1,041	828	213	Operating income before amortization of consolidation differences	2,051	1,586	465
1,041	828	213	Operating income	2,051	1,586	465
			Gas
192	118	74	Revenues	543	260	283
9	6	3	Gross operating margin	57	25	32
(10)	(2)	(8)	Operating income before amortization of consolidation differences	19	11	8
(26)	(18)	(8)	Operating income	(7)	(19)	12
			Total
5,007	5,234	(227)	Revenues	14,909	16,599	(1,690)
1,365	1,235	130	Gross operating margin	3,046	2,832	214
1,031	826	205	Operating income before amortization of consolidation differences	2,070	1,597	473
1,015	810	205	Operating income	2,044	1,567	477
			Net capital employed(1)	11,268	9,942

(1)
At September 30, 2002 and December 31, 2001.

Electricity

        In the analysis that follows, revenues generated by Enel Distribuzione and Deval through the sale of electricity on the regulated market and the transport of electricity for the free market are considered jointly due to the introduction in 2002 of new norms providing for the unification of fees applied for the transport of electricity to regulated market and free market customers, and the setting of a maximum joint revenue per kWh used in the determination of tariffs.

        The tariff component relating to "transport" costs represents the primary remuneration of Enel Distribuzione's activity, while other tariff components, invoiced only to regulated market customers, represent the coverage of the cost of acquiring electricity and that incurred for the use of the National Transmission Network. The "margin on the sale and transport of electricity"—equal to the spread between revenues from the sale and transport of electricity and the total cost incurred for the acquisition of electricity, the use of the National Transmission Network and electricity transport fees paid—is the central element on which to base an analysis of Enel Distribuzione's results in the current operating and regulatory framework.

        In the 3rd Quarter of 2002, total revenues for the sector amounted to euro 4,815 million, down euro 301 million (5.9%) on the same period in 2001.

        The decline is due to the following factors:

  •
  lower revenues reported by Enel Distribuzione and Deval for the sale and transport of electricity, down euro 377 million, mainly due to a decline in average unit fees;

  •
  higher revenues from international trading operations, up euro 24 million;

  •
  higher gross fee adjustments received from the ISO for electricity transported in 2001, up euro 26 million;

  •
  higher connection fees, increasing by euro 21 million;

  •
  higher revenues reported by Enel.si and So.l.e., in addition to other services, up euro 5 million.

Sale and transport of electricity for the 3rd Quarter of 2002 (Enel Distribuzione and Deval)

	3rd Quarter 2002					3rd Quarter 2001
	In millions of kWh					In millions of kWh
	Transported for the free market	Sold on the regulated market	Total	In millions of euro	¢/kWh	Transported for the free market	Sold on the regulated market	Total	In millions of euro	¢/kWh
High-voltage	10,429	4,403	14,832	272	1.83	8,469	5,974	14,443	326	2.26
Medium-voltage	12,082	9,649	21,731	891	4.10	10,583	13,300	23,883	1,101	4.61
Low-voltage	277	26,309	26,586	2,880	10.83	5	25,882	25,887	2,993	11.56

Total	22,788	40,361	63,149	4,043	6.40	19,057	45,156	64,213	4,420	6.88

        Total revenues from the sale and transport of electricity for the 3rd Quarter of 2002 amount to euro 4,043 million, declining by euro 377 million on the same period in 2001. Sales on the regulated market decrease by 4,795 million kWh (down 10.6%), while the volume of electricity transported for the free market increases by 3,731 million kWh (up 19.6%). Total electricity distributed declines slightly on the 3rd Quarter of 2001.

        Average revenues per kWh decline from ¢ 6.88 to ¢ 6.40 due primarily to the reduction in the tariff component aimed at covering the cost of fuel, declining by about ¢ 0.3 per kWh.

        The breakdown by voltage shows that the decrease in sales affected to different extents all segments according to voltage and the different impact of the suppression of the gradual adjustment mechanism.

        More specifically:

  •
  revenues from the sale of high-voltage electricity amounted to euro 272 million (as compared with euro 326 million in the 3rd Quarter of 2001), against an increase in electricity distributed (up 389 million kWh, or 2.7%), and a decrease in the average price (down ¢ 0.43 per kWh) due mainly to a decline in the tariff component aimed at covering fuel costs. The negative impact of changes in tariff plans applied for transport services was partly offset by the suppression of the gradual adjustment discount;

  •
  revenues from the sale of medium-voltage electricity amounted to euro 891 million, representing a decline of euro 210 million on the 3rd Quarter of 2001. The decrease reflects the lower amount of electricity distributed (down 2,152 million kWh, or 9.0%), and the lower average price (down ¢ 0.51 per kWh). The reduction in the average price is due to the mentioned decline in the tariff component aimed at covering total generation costs and the different mix between regulated market customers (whose consumption declined by 3,651 million kWh) and free market ones to which only a "transport" component is invoiced (with sales increasing by 1,499 million kWh);

  •
  revenues from the sale of low-voltage electricity amounted to euro 2,880 million, declining by euro 113 million due to higher amounts distributed (up 699 million kWh, or 2.7%), and a reduction in the average price (down ¢ 0.73 per kWh). The latter can be traced mainly to the mentioned decline in the tariff component aimed at covering total generation costs and the elimination of the surcharge applied through the gradual adjustment component.

Free market electricity sales—3rd Quarter 2002

	3rd Quarter 2002			3rd Quarter 2001			Change
	Millions of euro	Millions of kWh	¢/kWh	Millions of euro	Millions of kWh	¢/kWh	Millions of kWh	¢/kWh
High-voltage	209	3,822	5.47	260	4,504	5.77	–15.1%	–5.2%
Medium-voltage	262	3,949	6.63	208	2,663	7.81	48.3%	–15.1%
Low-voltage	1	9		4	41		–78.0%

Total	472	7,780	6.07	472	7,208	6.55	7.9%	–7.3%

        Sales of electricity on the free market increase in the 3rd Quarter of 2002 by 7.9% thanks to higher medium-voltage sales (up 48.3%), while high-voltage sales decline by 15.1% due to the possibility offered to a number of customers to acquire directly from the ISO electricity generated by plants falling under the incentives provided by CIP Regulation 6/92 in addition to electricity imported. The increase in medium-voltage sales is due primarily to the coming into the free market of numerous customers grouped in consortium.

        In terms of revenues, the 3rd Quarter of 2002 is in line with the same period in 2001. The decline in sale prices (down an average of 7.3%) offset the increase in quantities sold. As for the regulated market, the strongest impact was determined by a reduction in the component linked to the price of fuels. A further negative element in terms of revenues was represented by regulatory changes relating to the transport of electricity, following which a relevant part of the service is now invoiced to the final customer directly by Enel Distribuzione (and is therefore included among revenues of Enel Distribuzione from the transport of electricity sold on the free market) instead of being invoiced by Enel Trade as part of the price of electricity.

        In the first nine months of 2002, revenues amount to euro 14,366 million, declining by euro 1,973 million (down 12.1%) on the same period in 2001.

        The decline is due primarily to the following:

  •
  a euro 2,054 million decline in revenues reported by Enel Distribuzione and Deval from the sale and transport of electricity due mainly to lower unit fees;

  •
  a euro 130 million decline in revenues from free market electricity sales;

  •
  higher revenues from international trading operations, up euro 87 million;

  •
  higher gross fee adjustments received from the ISO for electricity transported and withdrawn by other operators in 2001, up euro 90 million;

  •
  higher connection fees, increasing by euro 16 million;

  •
  higher revenues reported by Enel.si and So.l.e., in addition to other services, up euro 28 million.

Sale and transport of electricity for the first nine months of 2002 (Enel Distribuzione and Deval)

	First nine months 2002					First nine months 2001
	Millions of kWh					Millions of kWh
	Transported for the free market	Sold on the regulated market	Total	Millions of euro	¢/kWh	Transported for the free market	Sold on the regulated market	Total	Millions of euro	¢/kWh
High-voltage	32,101	12,930	45,031	898	1.99	27,870	15,102	42,972	975	2.27
Medium-voltage	34,586	30,908	65,494	2,807	4.29	27,514	41,505	69,019	3,728	5.40
Low-voltage	518	78,631	79,149	8,443	10.67	15	79,127	79,142	9,499	12.00

Total	67,205	122,469	189,674	12,148	6.40	55,399	135,734	191,133	14,202	7.43

        In the first nine months of 2002, regulated market sales declined by 9.8%. The decline was concentrated in the high- and medium-voltage segments, dropping respectively by 14.4% and 25.5%, while low-voltage sales were stable (down 0.6%). The strong growth in volumes transported for the free market (up 11,806 million kWh, or 21.3%) helped to maintain the total amount of electricity distributed in line with that for the first nine months of 2001.

        Unit and total revenues sold by voltage registered a performance in line with that reported for the 3rd Quarter of the year, with a more marked decline in the tariff component aimed at covering fuel costs.

Free market electricity sales—first nine months of 2002

	First nine months 2002			First nine months 2001			Change
	Millions of euro	Millions of kWh	¢/kWh	Millions of euro	Millions of kWh	¢/kWh	Millions of kWh	¢/kWh
High-voltage	616	11,286	5.46	816	12,866	6.34	–12.3%	–13.9%
Medium-voltage	695	11,168	6.22	622	7,368	8.44	51.6%	–26.3%
Low-voltage	1	18		4	44		–59.1%

Total	1,312	22,472	5.84	1,442	20,278	7.11	10.8%	–17.9%

        In the first nine months of 2002, sales increased by 10.8% due to the strong increase in medium-voltage sales (up 51.6%), allowing to face the decline in high-voltage sales (down 12.3%) caused by the phenomena described for the 3rd Quarter.

        The decline in revenues reflects the lower unit sale price resulting from the decline in the component linked to the price of fuel and new regulations regarding electricity transport, already described in the comment to the performance for the 3rd Quarter.

        The gross operating margin increases in the quarter by euro 127 million (up 10.3%), growing from euro 1,229 million in the 3rd Quarter of 2001, to euro 1,356 million for the same period in 2002.

        Main factors affecting growth were:

  •
  a euro 94 million increase in the margin on the sale and transport of electricity due primarily to the improvement of overall tariff options;

  •
  a euro 26 million contraction in Enel Trade's margins due to competitive pressure on the free market and to factors linked to sourcing;

  •
  higher net fee adjustments received from the ISO for electricity transported in 2001, amounting to euro 22 million;

  •
  a euro 21 million increase in connection fees;

  •
  a decline of euro 14 million in Enel Distribuzione's operating costs.

        In the first nine months of 2002, the same margin increases by euro 182 million (up 6.5%), reaching euro 2,989 million, as compared with euro 2,807 million in the first nine months of 2001.

        The reduction in operating costs provides a contribution of euro 130 million (of which euro 108 million relating to lower labor costs), while net fee adjustments on the transport and sale of electricity for the previous year amount to about euro 80 million. A further positive element is represented by the euro 24 million increase in the margin on the sale and transport of electricity. The decline in the gross operating margin of Enel Trade due to the factors described in the comment for the quarter, amounts to euro 52 million.

        The operating income increases by euro 213 million (up 25.7%) on the quarter, and by euro 465 million (up 29.3%) for the first nine months of the year. The growth over the increase registered by the gross operating margin for the quarter and for the first nine months of the year amounts respectively to euro 86 million and euro 283 million. The adjustment of the accounting treatment of connection fees, in line with the new operating framework, determined a positive effect amounting to euro 95 million for the quarter, and euro 330 million for the first nine months of the year. Connection fees paid by customers in the electricity sector until December 31, 2001 were in fact recorded as adjustments to the cost of capital investments made on distribution networks, as they referred directly to these. Starting with the current fiscal year, connection fees are no longer correlated to the mentioned capital investments due to the new technological environment and of the different nature of such investments, increasingly oriented towards improvements in the quality of service and the safeguard of the environment. Connection fees are therefore recorded as revenues in the year in which they are invoiced.

Gas

        The Enel Group currently operates in Italy in the distribution and sale of natural gas on the regulated market through Enel Distribuzione Gas, Enel Vendita Gas and their subsidiaries, including Camuzzi Gazometri, acquired at the end of May 2002. In the free market for gas it operates through Enel Trade, while Enel.FTL (currently part of the Generation and Energy Management area) is in charge of procurement.

        The reorganization of companies operating in the regulated market currently underway will concentrate by the end of 2002 all sale activities under Enel Vendita Gas, while the ownership and management of the gas distribution network will be placed under Enel Distribuzione Gas and its subsidiaries Camuzzi Gazometri and GE.AD. By that date, all minor gas distribution companies acquired by Enel and Camuzzi in the last twelve months will be merged into the latter. In 2003, Camuzzi Gazometri, GE.AD and Enel Distribuzione Gas will also be merged.

        The Group currently distributes gas to about 1,700,000 customers distributed throughout the national territory, of which about 1 million acquired through the Camuzzi Group.

        Gas distributed in the 3rd Quarter of 2002 amounts to 346 million cubic meters (of which 191 million cubic meters are distributed by Camuzzi). In the first nine months of the year, the Enel Group (Enel Vendita Gas and Enel Distribuzione Gas from January 1, and Camuzzi from July 1) reported sales of 1,119 million cubic meters of gas. Taking into account sales of the Camuzzi Group for the entire period, total gas sales for the first nine months of the year are equal to 2,187 million cubic meters. Enel Trade's sales for the 3rd Quarter of 2002 amount to 360 million cubic meters, and to 1,012 million cubic meters for the first nine months of the year (as compared with 154 million cubic meters in the first nine months of 2001).

        Results for the sector relate to the activity of Enel Vendita Gas, Enel Distribuzione Gas and their subsidiaries from the beginning of the year, in addition to the activity of Enel Trade on the free market. The activity of the Camuzzi Group is included from July 1, 2002.

        Revenues for the 3rd Quarter of 2002 amount to euro 192 million, of which euro 123 million relating to companies operating in the regulated market, and euro 69 million recorded by Enel Trade. The euro 74 million increase on the same period in 2001 is due to the growth in the consolidation area in the regulated market (resulting in an increase in revenues of euro 29 million), and to the growth in Enel Trade's sales volume (up euro 45 million).

        In the first nine months of the year, revenues increase from euro 260 million in 2001, to the current euro 543 million, up euro 283 million, of which euro 156 million relating to Enel Trade.

        It must be noted that revenues of the Camuzzi Group include about euro 19 million relating to environmental services and other minor businesses, currently being divested.

        Due to climatic factors and the summer recess of industrial activities, the third quarter represents a slow period for the business.

        Gross operating margin amounts to euro 9 million for the 3rd Quarter, and to euro 57 million in the first nine months of the year, as compared respectively to euro 6 million and euro 25 million in the corresponding periods in 2001.

        The gross operating margin generated by Enel Trade in the first nine months of 2002 is equal to euro 10 million.

        The operating income for the 3rd Quarter of 2002 is negative by euro 26 million, while for the first nine months of the year it is negative by euro 7 million. Amortization of consolidation differences for the two periods amount respectively to euro 16 million and euro 26 million, of which euro 16 million relating to the Camuzzi Group.

Terna

        Terna is the owner of the National Transmission Network (NTN) and is responsible within the Group for the management of the same, based on the guidelines provided by the Independent System Operator (ISO). Terna's results for the 3rd Quarter and the first nine months of 2002 and 2001 are summarized in the table below.

Terna—key figures

3rd Quarter				First nine months
2002	2001	Change	In millions of euro	2002	2001	Change
157	190	(33)	Revenues	570	566	4
88	118	(30)	Gross operating margin	363	353	10
25	56	(31)	Operating income	175	173	2
			Net capital employed(1)	3,103	3,330

(1)
At September 30, 2002 and December 31, 2001.

        In the 3rd Quarter of 2002, revenues decline by euro 33 million on the same period in the previous year. Fees for the use of the National Transmission Network decrease by euro 35 million due to tariff changes introduced on January 1, 2002 which, though raising the average remuneration for the activity, introduced a system of time bands for the withdrawal of electricity which penalizes the current quarter. Other revenues increase by euro 2 million.

        The gross operating margin for the quarter is equal to euro 88 million, down 25.4% on the corresponding period in 2001.

        Depreciation, amortization and accruals increase in the 3rd Quarter of 2002 by about euro 1 million on the same period in 2001, due primarily to new plant and equipment coming into service, among which the power line linking Italy and Greece.

        Operating income declines by 55.4% and is equal to euro 25 million.

        In the first nine months of 2002, revenues grow by euro 4 million on the same period in 2001. In such context, revenues from the use of the National Transmission Network decline by euro 20 million, those from the sale of goods and services to other Group companies increase by euro 15 million, while other revenues from third parties increase by euro 9 million.

        The gross operating margin for the first nine months of 2002 increases by euro 10 million on the same period in the previous year, reaching euro 363 million. At the operating income level, the growth in amortization and depreciation charges reduces such increase to euro 2 million.

WIND

        WIND Group operates in the fixed and mobile phone telecommunications and in the Internet services sector.

        In the 3rd Quarter of 2002, the WIND Group continued to grow, strengthening its market share through new sales initiatives and introducing a number of important innovations. In the mobile phone market, WIND launched, first in the Italian market, new multimedia messaging services (MMS), representing a first step towards the development of new generation mobile services. Alongside this service, WIND was the first operator in Europe to launch mobile video clip services. WIND was also the first operator in Italy to activate the Mobile Number Portability option.

        At September 30, 2002, domestic mobile telephone services had a customer base of about 52.3 million SIM cards, representing about 91% of the population. Keeping into account the high percentage of "multiple cards" (customers that possess more than one SIM card with the same operator or different operators), it can be estimated that the actual market share of mobile telephony services of the Italian population should be reviewed downwards to around 65%. The concentration of operators in the market continued in the 3rd Quarter of 2002. Following the abandonment of the market by operator BLU, its activities were transferred to other domestic mobile operators (WIND, TIM, Vodafone-Omnitel and H3G).

        In this context, WIND maintained a stable customer base consisting of about 8.1 million SIM cards, corresponding to a 15.5% market share. The stable customer base is the result of streamlining efforts aimed at eliminating cards which are not active. As a result of such effort and the improvement in active customer profiles, WIND's average revenues per user (ARPU, calculated on the same basis as that for the operators involved exclusively in the mobile sector) increased sharply from 19 euro in the 3rd Quarter of 2001, to euro 21.5 in the corresponding period in 2002.

        Total voice traffic in the first nine months of the year was equal to 5.7 billion minutes, increasing over the same period in 2001 by 24%.

        In the fixed telephony market, the total number of subscribers acquired by new operators (thus excluding Telecom Italia) at September 30, 2002 was close to 11 million (as compared with 10 million at the end of 2001), of which 7.3 million relating to the WIND Group. The Group registered a strong growth in the number of Carrier Pre-Selection customers, reaching about 2 million at the end of the quarter.

        Total fixed telephone voice traffic in the first nine months of 2002 was equal to about 15.8 billion minutes, representing a growth of over 17% on the same period in 2001.

        With regards to Internet services, at September 30, 2002 the number of WIND's active customers (used the service at least once in the last month) was about 3 million. In the first nine months of the year, these totaled about 21 billion minutes of Internet use, up 10% on the same period in 2001.

        With reference to portals, after the unification in May 2002 in the libero.it portal of the other two portals of the Group, iol.it and inwind.it, WIND maintained its leadership position in terms of page views and reach (market penetration on the total number of Internet users), achieving a share of 53.7% in September.

        WIND's results for the 3rd Quarter and the first nine months of 2002 and 2001 are summarized in the table below. For comparative purposes, the first nine months of 2001 include figures relating to Infostrada for the whole period, reflecting in the same manner the amortization of consolidation differences resulting from its acquisition.

WIND—key figures

3rd Quarter				First nine months
2002	2001 restated	Change	In millions of euro	2002	2001 restated	Change
985	826	159	Revenues	2,872	2,446	426
171	17	154	Gross operating margin	403	(115)	518
(92)	(190)	98	Operating income before amortization of consolidation differences	(361)	(710)	349
(229)	(327)	98	Operating income	(771)	(1,120)	349
			Net capital employed(1)	11,943	13,148

(1)
At September 30, 2002 and December 31, 2001.

        In the 3rd Quarter of 2002, revenues increased by 19.2% on the same period in 2001. The gross operating margin registered a strong increase reaching euro 171 million, as compared with euro 17 million in the 3rd Quarter of 2001.

        Such results confirm WIND's success in all segments in which it is present, achieved through the widening of its product range and the acquisition of new customers, coupled with stable costs. Roaming costs decline in fact by euro 22 million due to the development of the mobile transmission network on the national territory and the resulting reduction in the provision of services required from competitors. The ratio of interconnection and roaming costs on revenues for the 3rd Quarter of 2002 is equal to 36.0%, down from 42.0% in the same period in 2001.

        The operating income for the quarter amounts to a loss of euro 229 million, improving by euro 98 million on the same period in 2001. The improvement is smaller than the one registered for the gross operating income due to euro 56 million in higher depreciation and amortization charges resulting from the development of the network.

        Results achieved in the first nine months of 2002 are in line with the growth trend in revenues, up euro 426 million on the same period in 2001 (increasing by 17.4%) and reflect a reduction in operating costs, declining by euro 92 million thanks to lower roaming costs (down euro 147 million on 2001). The ratio of interconnection and roaming costs on revenues declines from 45.7% for the first nine months of 2001, to 37.3% in the current year.

        As a result, the gross operating margin improves sharply from negative euro 115 million in the first nine months of 2001, to positive euro 403 million in the same period for the current year.

        Operating income for the first nine months of 2002 improves by euro 349 million, after euro 169 million in higher depreciation and amortization charges and accruals.

Parent Company and Other Activities

Parent Company and Other Activities—key figures

3rd Quarter				First nine months
2002	2001	Change	In millions of euro	2002	2001	Change
			Parent Company
485	866	(381)	Revenues	1,514	3,150	(1,636)
25	62	(37)	Gross operating margin	110	309	(199)
20	34	(14)	Operating income	93	267	(174)
			Net capital employed(1)	16,636	21,170
			Other activities
652	596	56	Revenues	1,932	1,509	423
107	126	(19)	Gross operating margin	256	304	(48)
27	63	(36)	Operating income	15	138	(123)
			Net capital employed(1)	2,511	2,390

(1)
At September 30, 2002 and December 31, 2001.

Parent Company

        The Parent Company acts as an industrial holding company, defining strategic objectives for its subsidiaries and coordinating their activity. Enel still holds title to a number of long-term electricity import contracts, while the transfer of fuel purchase contracts to Enel.FTL was completed in September 2002. Fuel is transferred to Group generation companies at cost, while electricity is sold to Enel Distribuzione at prices set by the Authority for Electricity and Gas.

        Revenues for the 3rd Quarter of 2002 amount to euro 485 million, declining sharply on the same period in 2001 due to the transfer of fuel purchase contracts to Enel.FTL and the reduction in the sale price of electricity imports, linked to the price of fuels.

        The euro 37 million decline in the gross operating margin, down from euro 62 million to euro 25 million, is due mainly to the reduction in margins on the trading of energy (accounting for about euro 56 million). Efforts to contain operating costs and in particular the cost of services resulted in a positive contribution of euro 19 million.

        Operating income for the quarter amounts to euro 20 million, registering a smaller decline over the same period in 2001 due to lower accruals.

        Results for the first nine months of 2002 were affected by the same phenomena described for the 3rd Quarter of the year. Revenues amount to euro 1,514 million, as compared with euro 3,150 million in 2001, while the gross operating margin declines by euro 199 million due to the reduction in margins on energy trading, down euro 216 million, partly offset by the reduction of operating costs, generating a positive contribution equal to euro 17 million.

        The operating income for the first nine months of 2002 is equal to euro 93 million, down euro 174 million on the same period in 2001.

Other activities

        Other activities of the Enel Group reported a growth in revenues for the 3rd Quarter of 2002 of euro 56 million on the same period in 2001, due primarily to the growth in Engineering and Contracting activities.

        The gross operating margin for the 3rd Quarter of 2002 is equal to euro 107 million, down euro 19 million on the same period in 2001.

        In the 3rd Quarter of 2002, the operating income declined by euro 36 million due to higher accruals on risks relating to contract work in the Engineering and Contracting area.

        In the first nine months of 2002, revenues increased by euro 423 million over the same period in 2001, due primarily to the Engineering and Contracting area.

        The gross operating margin and the operating income for the same period decline over 2001 due primarily to difficulties encountered in the execution of some contracts by the Engineering and Contracting area, prevalently in North Africa and the Middle East.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENEL SOCIETÀ PER AZIONI
By:	/s/ AVV. CLAUDIO SARTORELLI
	Name:	Avv.Claudio Sartorelli
	Title:	Secretary of Enel Società per Azioni

Dated:    November 27, 2002

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ENEL SUCCESSFULLY RENEWS 5 BILLION EURO REVOLVING CREDIT FACILITY With the participation of 20 foreign and 8 Italian banks. Oversubscribed by 25%.
Report on the 3rd Quarter of 2002
Contents
Highlights
The Enel Group
Highlights of the new strategic plan
Key events
Summary of operations and outlook
Form and content of the Consolidated Financial Statements
Consolidated Income Statement
Consolidated Balance Sheet
Reconciliation between reported and restated accounts
Financial review
Results by Business Area
Generation and Energy Management
Networks and Sales
  Electricity
  Gas
Terna
WIND
Parent Company and Other Activities
SIGNATURES